SECURITIES AND EXCHANGE COMMISSION

                          Washington, DC 20549

                                 FORM 11-K

       X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      ---     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

              For the fiscal year ended December 31, 1994

                                   OR

      ---     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from __________ to __________.

                      Commission file number: 1-5837

                  BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
                             (Exact name of plan)

                            135 Morrissey Boulevard
                                 P.O. Box 2378
                             Boston, MA 02107-2378
                               (Address of plan)

                         THE NEW YORK TIMES COMPANY
                           (Exact name of issuer)

                            229 West 43d Street
                           New York, New York 10036
              (Address of issuer's principal executive office)




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


          The following financial statements are included in this Report:

   Report of independent public accounts, including:


          A statement of net assets available for plan benefits as of the end of December 31, 1994 and December 31, 1993.

          A statement of changes in net assets available for plan benefits for each of the years ending December 31, 1994, 1993 and 1992.

          Accompanying notes for the financial statements.

          Schedules of reportable transactions for the years ended December 31, 1994 and December 31, 1992.


Signatures
- ----------

          The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                    THE BOSTON GLOBE
                                                    EMPLOYEE SAVINGS PLAN


Dated: June 29, 1995                                By /s/ William F. Connolly
                                                      ------------------------
                                                      William F. Connolly,
                                                      Administrative Trustee



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



			BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
			---------------------------------------
				  FINANCIAL STATEMENTS
				  --------------------
			   FOR THE PERIODS ENDED DECEMBER 31,
			   ----------------------------------
				  1994, 1993, AND 1992
				  ---------------------































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

			      John M. Hoffman & Associates
			      Certified Public Accountants
			      264 Beacon Street
			      Boston, MA 02116
			      Phone: (617) 536-5600 Fax: (617) 536-8578


			      INDEPENDENT AUDITOR'S REPORT



To the Board of Trustees of the
BGEA/Boston Globe Employee Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the BGEA/Boston Globe Employee Savings Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the years ended December 31, 1994, 1993, and 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan as of December 31, 1994 and 1993 and changes in net assets available for plan benefits for the years ended December 31, 1994, 1993, and 1992 in conformity with generally accepted accounting principles.




/s/ John M. Hoffman & Associates
- ----------------------------------
John M. Hoffman & Associates CPAs
Boston, Massachusetts
June 15, 1995



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

			BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
			---------------------------------------
		  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
		  ---------------------------------------------------
		   FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993
		   -----------------------------------------------



						1994        1993
                                                ----        ----
ASSETS
- ------

INVESTMENTS AT FAIR MARKET VALUE
	(notes B and C)
Mutual Funds:
	Money Market                         408,096      278,071
	U.S. Government                      619,929      634,291
	Common Stock                       2,008,600    1,510,720
	Common Stock Sector                3,560,600    2,866,195
Equity securities                          1,243,132    1,226,193
					   _________     ________

	Total Investments                 $7,840,357   $6,515,470


RECEIVABLES

	Accrued interest                         -0-          -0-
	Participant loans - Note F           190,313      135,898
					   _________    _________

					     190,313      135,898


Cash and equivalents                             -0-          -0-
					   _________     ________

	Total assets                       8,030,670    6,651,368

PAYABLES

	Administrative Expenses                4,232        3,980
					   _________    _________

					       4,232        3,980
					   _________    _________

	Net assets available for
		plan benefits             $8,026,438   $6,647,388
					  ==========   ==========



		   the accompanying notes are an integral part of
			     these financial statements

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			BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
			---------------------------------------
	      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
	      --------------------------------------------------------------
		  FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993 AND 1992
		  -------------------------------------------------------


					 1994           1993            1992
                                         ----           ----            ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
- ---------------------------------------
Investment Income

	Realized gains/(losses)         $ 36,586      $  176,370      $ 139,135
	Change in net unrealized
	 appreciation/depreciation
	 in assets                      (406,049)        362,844        185,382
	Dividends                        317,853         267,666        203,170
	Interest                          10,057           7,496         20,894
				      __________      __________       ________

					 (41,553)        814,376        548,581

Employee contributions                 1,802,901       1,563,649      1,418,795
				      __________      __________      _________

Total Additions                        1,761,348       2,378,025      1,967,376


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
- ----------------------------------------

Benefits paid to participants            370,256         104,651        452,984
Administrative expenses                   12,042          19,576         25,655

				      __________      __________       ________

Total Deductions                         382,298         124,227        478,639

				      __________      __________       ________


NET INCREASE                           1,379,050       2,253,798      1,488,737


NET ASSETS AVAILABLE FOR PLAN BENEFITS
- --------------------------------------

BEGINNING OF YEAR                      6,647,388       4,393,590      2,904,853
				      __________      __________      _________

END OF YEAR                           $8,026,438      $6,647,388     $4,393,590
				      ==========      ==========      =========




		      the accompanying notes are an integral part of
				these financial statements


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

		    BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
		    ---------------------------------------
	       ACCOMPANYING NOTES FOR THE FINANCIAL STATEMENTS
	       -----------------------------------------------


A.   DESCRIPTION OF THE PLAN
     -----------------------
	The following description of the Boston Globe Employee Savings Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.


	1. GENERAL. The plan is a defined contribution plan covering all employees of the Company, who are members of a collective bargaining group which has agreed to adopt the plan, and who have been credited with 1,000 or more hours of service during a 12 month period and are twenty-one years of age or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA)


	2. CONTRIBUTIONS. Participants enter into a salary reduction agreement with the Employer, subject to statutory limitations, and the Employer contributes to the plan on the employees behalf. Participants may make qualified rollover contributions to the plan. Participants' contributions shall be invested in the Fund in accordance with the participants' investment elections.


	3. PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and (a) an allocation of fund earnings of each fund in which the participant elects contributions, and
     (b) Administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.
     The Plan's trustees selected a new plan administrator and plan custodian on April 1, 1992, Putnam Investments. Participant accounts will consist of investments, at the direction of the participant, in the following funds

	Subsequent to April 1, 1992:
		FUND A - New York Times Stock Fund
		FUND B - Putnam Health Sciences Trust
		FUND C - Putnam Voyager Fund
		FUND D - Putnam Vista Fund (available 7/1/93)
		FUND E - The George Putnam Fund of Boston
		FUND F - Putnam U.S. Government Income Trust
		FUND G - Putnam Money Market Fund
		LOAN FUND - Participant Loans Fund



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			     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
                             ---------------------------------------
			 ACCOMPANYING NOTES FOR THE FINANCIAL STATEMENTS
                         -----------------------------------------------

A.      DESCRIPTION OF THE PLAN (Cont.)
        -------------------------------

	Prior to April 1, 1992:
		FUND A - Guaranteed Rate Fund
		FUND B - Merrill Lynch Capital Fund
		FUND C - Merrill Lynch Basic Value Fund
		FUND D - Affiliated Publications, Inc. Stock Fund
		LOAN FUND - Participant Loans Fund


	4. VESTING. A participant shall at all times be 100% vested in all amounts allocated to his or her total account.


	5. PAYMENTS OF BENEFITS. Upon termination of service or retirement, a participant is entitled to a lump sum distribution equal to the value of his or her account.


B.      SUMMARY OF ACCOUNTING POLICIES
        ------------------------------

	1. VALUATION OF INVESTMENTS. Investments are valued at fair market value as of year end. Quoted market prices are used to value investments. Such investments are valued at the closing price on the statement date.



C.      INVESTMENTS
        -----------

	The Plan's investments are held by a broker-administered trust fund. Investment transactions that represent 5 percent or more of the Plan's net assets are separately identified.


				Fair Value of Investments

				    December 31, 1994
				    -----------------
				# of Shares     Fair Value
				-----------     ----------

   Mutual Funds:
	Money Market               408,096        408,096
	U.S. Government             50,855        619,929
	Common Stock               183,738      2,008,600
	Common Stock Sector        255,128      3,560,600
   Equity securities:
	New York Times Co.          53,362      1,180,638
	McCaw Cellular Comm Inc.     1,244         62,494
						__________

	Total Investments at Fair Value        $7,840,357
						==========


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


			BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
                        ---------------------------------------
		    ACCOMPANYING NOTES FOR THE FINANCIAL STATEMENTS
                    -----------------------------------------------

C.       INVESTMENTS (Cont.)
         -------------------
			    Net Change in Fair Value

						   Year Ended
						   ----------
						December 31, 1993
						-----------------
Mutual Funds:
	U.S. Government                              (49,242)
	Common Stock                                (106,654)
	Common Stock Sector                          (12,819)
Equity securities                                   (237,334)
						   __________

	Net change in Fair Value                 $  (406,049)
						   ==========


D.      PLAN TERMINATION
        ----------------
	Although it has not expressed any intent to do so, the Employer reserves the right under the Plan to terminate the Plan, in whole or in part, whenever there is a collective bargaining agreement between the Employer
	and the Boston	Globe Employees Association that fails to provide for
	the continuation of the plan or the plan participants are no longer represented by this bargaining unit.


E.      PARTICIPANT LOANS
        -----------------
	Participant loans are available to participants who meet the eligibility requirements as defined by the administrative trustees. The loans have repayment periods ranging from six months to five years and bear interest at the prime rate plus one half of one percent. The total outstanding balances on participant loans was $190,313 and $135,898 as of December 31, 1994 and 1993 respectively.


F.      PLAN TAX STATUS
        ---------------
	The Plan as written is qualified under the Internal Revenue Code as being exempt from federal income taxes. A favorable determination letter has been received from the Internal Revenue Service.



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

		    BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
		    ---------------------------------------
		 ACCOMPANYING NOTES FOR THE FINANCIAL STATEMENTS
		 -----------------------------------------------


G.      FORM 5500 RECONCILIATION
	------------------------		      DECEMBER 31,
						      ------------
						    1994           1993
						    ----           ----
	Net Assets per Form 5500                $ 8,030,670     $ 6,651,369

			Expenses Payable             (4,232)         (3,981)
						 __________      __________

	Net Assets                              $ 8,026,438      $6,647,388
						 ==========      ==========


H.       SIGNIFICANT EVENTS
         -------------------

	During 1993, AFFILIATED PUBLICATIONS, INC. was acquired by the NEW YORK Times Co. The acquisition was consummated with Stockholders' of AFFILIATED PUBLICATIONS, Inc. receiving cash or NEW YORK TIMES CO. stock equivalent to $15.00 per share.



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		       BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
                       ---------------------------------------
			  NOTES TO THE FINANCIAL STATEMENT
                          --------------------------------
		  REPORTABLE TRANSACTIONS FOR THE YEAR ENDED 12/31/94
                  ----------------------------------------------------

DESCRIPTION                  TYPE       SHARES     COST/PROCEEDS
- -----------                  ----       ------     -------------

Putnam Voyager              Purchase    76,499         671,026

George Putnam Fund          Purchase    38,842         393,889





















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

			BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
                        ---------------------------------------
			   NOTES TO THE FINANCIAL STATEMENT
                           --------------------------------
		    REPORTABLE TRANSACTIONS FOR THE YEAR ENDED 12/31/92
                    ----------------------------------------------------
DESCRIPTION             TYPE              SHARES     COST/PROCEEDS
- -----------             ----             -------     -------------

ML Basic Value Fund     Sale             -26,220        -519,479

ML Capital Fund         Sale             -28,739        -773,795

CMA Money Fund          Purchase       2,900,245       2,900,245

CMA Money Fund          Sale          -2,773,062      -2,773,062

ML Ready Asset Trust    Sale            -544,215        -544,215

CMA Money Fund          Purchase         865,097         865,097

CMA Money Fund          Sale            -878,240        -878,240

Putnam Health Sciences  Purchase          17,744         479,453

Putnam Voyager          Purchase          81,534         747,666

George Putnam Fund      Purchase          39,949         546,503



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